Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

[redacted]

10016131

SUPPL

2 August 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

8/11

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Change in substantial holding (Capital Group of Companies Inc)	08/06/2010	ASX
Billabong Supreme Court ruling	09/06/2010	ASX
Becoming a substantial holder (Maple-Brown Abbott Limited)	21/06/2010	ASX
Billabong to acquire West 49	30/06/2010	ASX
Billabong to acquire West 49 presentation	30/06/2010	ASX
Form 492 – Request for Correction	09/07/2010	ASIC
Billabong Acquisition RVCA	12/07/2010	ASX
Billabong West 49 update	12/07/2010	ASX
Billabong West 49 update	14/07/2010	ASX
RVCA Acquisition Update	21/07/2010	ASX
Change in substantial holding (Capital Group of Companies Inc)	28/07/2010	ASX

7 June 2010

BY FAX - ORIGINAL IN POST
(61 7 5589 9800)

Billabong International Ltd.
1 Billabong Place
Burleigh Heads,
QLD 4220, Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder under Section 671B dated 04 June 2010. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purpose of this Notice, an outstanding share balance of 253,122,552 shares was used to calculate the percentage of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Billabong International Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 04 June 2010

The previous notice was given to the company on 21 October 2009

The previous notice was dated 20 October 2009

The shares reported were owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, and Capital International Sàrl) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	23,753,385 shares	9.4252%	19,472,773 shares	7.693%

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, and Capital International Sàrl) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21 October 2009 - 4 June 2010	The Capital Group Companies, Inc.	Decrease in shares held	Average price of 11.1639 AUD	4,280,612 Ordinary Shares	4,280,612

See Annexure A dated 20 October 2009

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 04 June 2010 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Senior Counsel

sign here ________________ date 07 June 2010

Annexure "A"

This is the Annexure of 14 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 4 June 2010.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Senior Counsel

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	530,773	
	44000600	385,129	
	44002300	10,215	
	44022900	55,106	
	44023900	24,386	
	44025900	170,705	
	44028100	44,605	
	44028600	22,354	
	44036500	483,664	
	44036900	134,000	
	44038900	90,433	
	44043000	20,500	
	44043700	15,951	
	44044000	10,566	
	44078400	3,101	
	44099600	1,738	
	44100000	1,033	
	44100100	1,097	
	44100200	1,151	
	44100400	2,013	
	44100500	1,137	
	44106200	12,955	
	44114000	725	
	44114300	4,449	
	44116100	9,949	
	44117600	4,896	
	44117900	1,496	
	44118300	4,348	
	44121000	4,210	
	44123100	1,047	
	44123200	23,747	
	44123600	5,959	
	44123700	1,957	
	44123900	1,280	
	44124700	588	
	44126400	1,389	
	44126700	854	
	44129400	951	
	44130300	9,947	
	44130700	3,928	
	44132000	17,403	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44132200	1,184	
	44132400	2,795	
	44134300	7,807	
	44134400	2,707	
	44135000	605	
	44135400	6,855	
	44135500	1,877	
	44135600	2,228	
	44136100	2,299	
	44137200	6,358	
	44137300	5,599	
	44137400	5,135	
	44137800	2,831	
	44139700	39,506	
	44140000	1,952	
	44142300	2,812	
	44142600	2,958	
	44143100	1,794	
	44143300	3,337	
	44143400	1,257	
	44144400	1,227	
	44144500	2,439	
	44144900	3,193	
	44145300	8,164	
	44146300	3,950	
	44146400	6,602	
	44147000	6,904	
	44147200	1,323	
	44149900	6,248	
	44150000	1,319	
	44150600	483	
	44150700	5,016	
	44151500	3,783	
	44152400	841	
	44152600	11,911	
	44153200	6,663	
	44153300	7,131	
	44155600	11,245	
	44156000	3,579	
	44156400	1,727	
	44158800	2,851	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44159401	46,397	
	44159600	2,188	
	44159700	7,168	
	44167600	1,606	
	44168701	5,222	
	44169000	556	
	44172500	7,945	
	44177000	3,082	
	44179400	661	
	44180200	979	
	44184000	6,061	
	44185400	2,610	
	44186400	4,489	
	44186600	7,569	
	44186800	639	
	44189900	4,541	
	44191600	2,066	
	44195000	2,451	
	44195300	711	
	44195600	1,774	
	44196100	5,527	
	44197000	1,789	
	44210301	3,691	
	44210500	5,523	
	44216401	1,519	
	44217900	1,968	
	44218900	1,194	
	44219700	1,399	
	44219800	7,043	
	44220900	648	
	44221200	2,011	
	44222100	2,650	
	44222800	3,295	
	44222900	5,990	
	44223200	3,364	
	44224400	29,377	
	44224600	2,510	
	44226100	5,072	
	44227800	8,212	
	44228800	1,604	
	44229100	16,211	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44229600	2,382	
	44232200	6,234	
	44232300	2,073	
	44235000	1,590	
	44237800	3,568	
	44237900	2,716	
	44240600	17,535	
	44240800	5,427	
	44255000	138,617	
	44255600	74,094	
	44269700	7,315	
	44273000	26,418	
	44279100	28,145	
	44302200	35,562	
	44308600	46,500	
	44318300	8,738	
	44356900	17,273	
	44357800	192,042	
	44368900	3,353	
	44373900	12,599	
	44375500	50,805	
	44377400	15,749	
	44378900	53,853	
	44652000	7,687	
	44653600	2,251	
	44653901	3,170	
	44654000	2,026	
	44655200	2,256	
	44655300	3,110	
	44655500	2,575	
	44656000	271	
	44656800	1,864	
	44657800	2,423	
	44660400	708	
	44662800	3,960	
	44663600	9,067	
	44664500	1,871	
	44668600	3,581	
	44669500	3,449	
	44669700	2,905	
	44670100	2,999	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44670900	4,767	
	44671900	41,449	
	44675401	1,149	
	44677200	9,956	
	44677500	2,306	
	44678200	2,388	
	44678300	5,351	
	44678600	3,236	
	44678700	7,749	
	44678900	5,472	
	44940300	183,610	
	70252300	927	
	70252400	1,877	
	70253200	3,743	
	70255600	18,569	
	70257900	3,393	
	70259100	1,160	
	70259200	1,153	
	70259500	12,538	
	70262900	79,812	
	70263000	102,034	
	70263100	2,041	
	70263600	4,715	
	70263700	1,426	
	70263800	9,995	
	70264100	1,749	
	70264900	4,007	
	70265200	3,425	
	70266000	8,152	
	70266900	4,384	
	70267100	11,460	
	70267200	8,406	
	70267400	2,029	
	70269000	4,504	
	70269500	1,100	
	70269600	2,602	
	70269700	2,980	
	70271700	6,085	
	70272800	2,413	
	70273500	7,514	
	70273800	3,592	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70273900	2,303	
	70274400	1,880	
	70275400	18,886	
	70278600	2,644	
	70279900	2,014	
	70280500	7,427	
	70281100	1,763	
	70282300	2,250	
	70284000	2,980	
	70284800	1,747	
	70284900	3,768	
	70285700	1,079	
	70285900	3,036	
	70286100	8,422	
	70288200	2,164	
	70288800	5,582	
	70289400	24,503	
	70289900	1,225	
	70290100	888	
	70290500	1,051	
	70291700	1,716	
	70292600	1,982	
	70293400	2,037	
	70293500	940	
	70293600	2,575	
	70294700	1,769	
	70296000	1,868	
	70297800	2,221	
	70299000	1,466	
	70299800	4,226	
	70300200	1,539	
	70300500	11,193	
	70301400	1,988	
	70302100	1,909	
	70302200	1,445	
	70303100	1,362	
	70303700	1,503	
	70304400	9,500	
	70304800	2,938	
	70305800	2,240	
	70306100	2,809	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70306300	2,690	
	70307500	838	
	70307700	746	
	70309000	1,740	
	70310100	9,514	
	70311100	4,952	
	70313000	4,074	
	70314600	1,629	
	70314700	11,469	
	70315100	938	
	70315200	673	
	70315600	2,615	
	70316100	2,569	
	70316200	2,644	
	70316500	1,532	
	70317100	1,319	
	70317500	2,097	
	70317800	1,434	
	70317901	9,157	
	70318100	12,529	
	70320700	2,472	
	70320900	1,224	
	70321000	1,519	
	70321300	1,810	
	70321900	2,228	
	70322000	1,299	
	70322200	1,182	
	70322400	1,684	
	70322900	908	
	70323200	1,778	
	70323300	2,713	
	70323800	8,178	
	70324100	1,673	
	70324200	1,232	
	70324300	1,069	
	70324400	1,069	
	70324500	1,069	
	70325600	3,510	
	70326400	7,377	
	70326800	1,504	
	70331700	2,189	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70331900	1,961	
	70332200	1,680	
	70332900	3,510	
	70333000	41,965	
	70333100	5,526	
	70333600	780	
	70334000	2,972	
	70335100	692	
	70336300	1,997	
	70337400	2,434	
	70339400	2,741	
	70339800	4,831	
	70340800	685	
	70341900	279	
	70343600	5,534	
	70344900	2,324	
	70347000	7,471	
	70347100	1,469	
	70348200	11,855	
	70350000	1,936	
	70350300	3,050	
	70350400	22,554	
	70350600	10,158	
	70350700	3,080	
	70351800	2,008	
	70352400	4,417	
	70352500	695	
	70352600	2,641	
	70353200	16	
	70353800	2,664	
	70354000	5,222	
	70354100	2,677	
	70354200	9,326	
	70354300	3,628	
	70354600	5,155	
	70354700	3,514	
	70354800	8,864	
	70354900	1,960	
	70355400	4,086	
	70355500	430	
	70356000	4,207	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70356300	918	
	70359700	4,554	
	70359800	951	
	70360100	1,063	
	70360200	1,667	
	70360400	1,880	
	70361000	1,760	
	70362000	494	
	70362100	485	
	70363800	3,006	
	70365900	1,858	
	70366100	1,450	
	70368900	828	
	70460100	2,260	
	70461400	942	
	70463500	2,154	
	70463600	1,731	
	70464200	6,328	
	70464300	3,797	
	70501300	608	
	70501400	6,589	
	70501500	3,304	
	70501600	2,989	
	70501700	2,990	
	70504700	4,494	
	70505400	776	
	70506000	706	
	70509700	1,875	
	70511400	5,250	
	70512800	1,323	
	70513600	996	
	70515700	9,466	
	70517000	1,144	
	70518500	674	
	70519500	1,356	
	70519700	3,291	
	70519800	8,870	
	70520000	1,289	
	70520101	1,670	
	70520201	5,071	
	70521500	1,442	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70521800	1,225	
	70521900	4,374	
	70522000	3,303	
	70522100	825	
	70523700	1,034	
	70525000	1,031	
	70527800	1,055	
	70529000	934	
	70531500	1,273	
	70531900	798	
	70600800	1,790	
	70602700	1,054	
	70604400	1,311	
	70605500	10,084	
	70606800	2,856	
	70608100	1,647	
	70608900	906	
	70611600	1,264	
	70613900	664	
	70614900	743	
	70616900	668	
	70617000	784	
	70617400	1,107	
	70620800	2,419	
	70620900	473	
	70681000	2,233	
	70682300	5,589	
	70682600	10,200	
	70682601	9,008	
	70683300	3,547	
	70683500	1,781	
	70686400	9,827	
	70686700	4,891	
	70687401	8,167	
	70687600	3,067	
	70687601	3,496	
	70687900	11,219	
	70691500	4,094	
	70693500	17,033	
	70693600	33,477	
	70694000	3,901	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70695200	1,857	
	70696600	2,478	
	70697000	10,338	
	70697200	4,685	
	70698800	1,491	
	70699300	4,260	
	70699500	8,634	
	70699900	1,155	
	70700000	2,783	
	70700100	3,410	
	70700400	1,682	
	70700600	1,835	
	70701200	7,152	
	70702400	2,833	
	70702600	3,726	
	70703300	3,940	
	70703400	9,477	
	70703900	829	
	70704000	1,380	
	70704300	1,942	
	70704400	1,541	
	70704600	9,020	
	70705600	2,766	
	70708000	3,003	
	70708200	3,121	
	70708400	3,303	
	70708600	3,419	
	70710200	1,918	
	70712100	1,792	
	70712700	8,139	
	70713000	9,410	
	70713200	1,604	
	70713300	1,615	
	70713800	18,588	
	70714300	1,562	
	70715900	3,709	
	70716000	1,614	
	70716200	4,613	
	70717200	17,512	
	70717700	1,998	
	70719100	1,834	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70719400	1,241	
	70719700	1,208	
	70720000	2,223	
	70720200	3,820	
	70721500	1,685	
	70721800	1,649	
	70722000	2,513	
	70722200	2,028	
	70722300	1,606	
	70722500	2,803	
	70722600	1,572	
	70722800	2,421	
	70723000	2,221	
	70723100	1,761	
	70723300	3,573	
	70723600	913	
	70723700	1,215	
	70723900	3,684	
	70724700	3,912	
	70724900	4,461	
	70725200	1,274	
	70725300	1,417	
	70725400	1,215	
	70725500	1,215	
	70725700	1,552	
	70726000	1,662	
	70726700	3,019	
	70726900	1,504	
	70727400	2,874	
	70728600	1,060	
	70729000	1,124	
	70729500	2,659	
	70730200	1,315	
	70730400	2,500	
	70731100	1,630	
	70731300	1,593	
	70732100	1,764	
	70733000	2,079	
	70733100	2,065	
	70734500	32,087	
	70735300	12,066	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70736000	710	
	70737100	1,632	
	70737400	2,156	
	70737800	6,690	
	70738100	1,650	
	70739800	2,303	
	70741000	4,205	
	70742200	1,689	
	70742300	3,661	
	70743600	3,045	
	70744500	1,586	
	70744900	5,080	
	70744901	16,865	
	70745200	1,552	
	70745900	908	
	70746400	1,925	
	70748300	2,217	
	70749700	723	
	70749900	4,319	
	70750000	1,629	
	70750100	4,445	
	70750300	2,096	
		5,066,887	
Capital International Limited	43426300	32,515	
	43426800	8,812	
	43426900	20,862	
	43427100	160,217	
		222,406	
Capital International Sàrl	45426000	33,017	
	45590400	5,893	
		38,910	
Capital Research and Management Company	11000033	8,223,394	
	11000035	5,562,711	
	11000075	358,465	

Australia Annexure

Billabong International Ltd.

4 June 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
		14,144,570	
GRAND TOTAL		**19,472,773**	**7.69%**

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44078400	3,101
44100500	1,137
44132200	1,184
44142600	2,958
44195300	711
44196100	5,527
44653600	2,251
44654000	2,026
70274400	1,880
70297800	2,221
70320900	1,224
70523700	1,034
70617000	784
70686700	4,891
70700400	1,682
70737400	2,156
70737800	6,690
70738100	1,650

Total Shares: 43,107

Bank of America NT & SA
PO Box 407
1 Alie Street
London E1 8DE

70352600	2,641
70745200	1,552

Total Shares: 4,193

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44036900	134,000
44135400	6,855
44269700	7,315

Total Shares: 148,170

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

Cede & Co.
55 Water Street
New York, NY 10006

44144400	1,227

Total Shares: 1,227

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000033	8,223,394
44000300	530,773
44000600	385,129
44002300	10,215
44022900	55,106
44028600	22,354
44036500	483,664
44043000	20,500
44106200	12,955
44114000	725
44114300	4,449
44117900	1,496
44118300	4,348
44121000	4,210
44123200	23,747
44123600	5,959
44123700	1,957
44123900	1,280
44124700	588
44132400	2,795
44134400	2,707
44135600	2,228
44143400	1,257
44156000	3,579
44167600	1,606
44172500	7,945
44180200	979
44191600	2,066
44220900	648
44221200	2,011
44222100	2,650
44222800	3,295

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

44255000	138,617
44255600	74,094
70252300	927
70252400	1,877
70253200	3,743
70255600	18,569
70257900	3,393
70259100	1,160
70259200	1,153
70259500	12,538
70263100	2,041
70263600	4,715
70263800	9,995
70264900	4,007
70265200	3,425
70266000	8,152
70266900	4,384
70267100	11,460
70267200	8,406
70267400	2,029
70278600	2,644
70279900	2,014
70280500	7,427
70281100	1,763
70282300	2,250
70284000	2,980
70284800	1,747
70284900	3,768
70285700	1,079
70285900	3,036
70286100	8,422
70288200	2,164
70288800	5,582
70289400	24,503
70292600	1,982
70299000	1,466
70299800	4,226
70300200	1,539
70300500	11,193
70317100	1,319
70317500	2,097
70318100	12,529

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

70322400	1,684
70334000	2,972
70336300	1,997
70340800	685
70341900	279
70460100	2,260
70461400	942
70501300	608
70501400	6,589
70501700	2,990
70509700	1,875
70512800	1,323
70525000	1,031
70602700	1,054
70681000	2,233
70682300	5,589
70682600	10,200
70682601	9,008
70683300	3,547
70683500	1,781
70686400	9,827
70687401	8,167
70687600	3,067
70687900	11,219
70691500	4,094
70693500	17,033
70693600	33,477
70694000	3,901
70695200	1,857
70696600	2,478
70697000	10,338
70697200	4,685
70699300	4,260
70700000	2,783
70700100	3,410
70701200	7,152
70702400	2,833
70702600	3,726
70703300	3,940
70703400	9,477
70703900	829
70704600	9,020

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

70705600	2,766
70708000	3,003
70708200	3,121
70708400	3,303
70708600	3,419
70712100	1,792
70712700	8,139
70713000	9,410
70713200	1,604
70713300	1,615
70713800	18,588
70719100	1,834
70719700	1,208
70720000	2,223
70720200	3,820
70721500	1,685
70721800	1,649
70722200	2,028
70722500	2,803
70722800	2,421
70723300	3,573
70723600	913
70723700	1,215
70725700	1,552
70726000	1,662
70726700	3,019
70726900	1,504
70731300	1,593
70733000	2,079

Total Shares: 10,556,791

Chase Manhattan Nominee Ltd.
Australia

44130700	3,928
44135500	1,877
44136100	2,299
44142300	2,812
44143100	1,794
44143300	3,337
44144500	2,439
44144900	3,193

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

44146300	3,950
44146400	6,602
44150000	1,319
44150600	483
44150700	5,016
44152400	841
44156400	1,727
44185400	2,610
44186400	4,489
44186800	639
44210301	3,691
44223200	3,364
44224600	2,510
44229600	2,382
44237800	3,568
44237900	2,716
44652000	7,687
44653901	3,170
44660400	708
44662800	3,960
44663600	9,067
44668600	3,581
44669700	2,905
44940300	183,610

Total Shares: 282,274

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44135000	605
44169000	556
44217900	1,968
44219700	1,399
44655200	2,256
44655300	3,110
44655500	2,575
44656000	271
44656800	1,864
44670100	2,999
44675401	1,149

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

44678900	5,472

Total Shares: 24,224

Citibank Australia

70348200	11,855

Total Shares: 11,855

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	32,515

Total Shares: 32,515

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44318300	8,738

Total Shares: 8,738

Deutsche Bank AG
23 Great Winchester Street
London EC2P 2AX
United Kingdom

70744900	5,080
70744901	16,865
70746400	1,925

Total Shares: 23,870

Deutsche Bank Mannheim

44140000	1,952

Total Shares: 1,952

HSBC
2 Leboh Ampang
50100 Kuala Lumpur, Malaysia

70366100	1,450

Total Shares: 1,450

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

Investors Bank & Trust Co.

44368900	3,353

Total Shares: 3,353

J.P. Morgan

44137800	2,831
44222900	5,990
70463500	2,154
70463600	1,731
70745900	908

Total Shares: 13,614

JP Morgan Chase Bank

44669500	3,449
45590400	5,893
70302100	1,909
70306300	2,690
70307500	838
70307700	746
70309000	1,740
70464200	6,328
70464300	3,797

Total Shares: 27,390

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900	17,273
70302200	1,445
70343600	5,534
70350300	3,050
70350400	22,554
70360100	1,063
70531500	1,273

Total Shares: 52,192

National Australia Custodian Services
5th Floor Sout
271 Collings Street

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

Melbourne, Victoria 3000

44153300	7,131
44240800	5,427
70269000	4,504

Total Shares: 17,062

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43426800	8,812
44025900	170,705
44028100	44,605
44043700	15,951
44044000	10,566
44132000	17,403
44134300	7,807
44137200	6,358
44137300	5,599
44137400	5,135
44145300	8,164
44151500	3,783
44158800	2,851
44159600	2,188
44227800	8,212
44229100	16,211
44240600	17,535
44279100	28,145
44302200	35,562
44373900	12,599
44375500	50,805
44671900	41,449
44678700	7,749
70273900	2,303
70317901	9,157
70687601	3,496
70742300	3,661

Total Shares: 546,811

National Nominees
82 Pitt Street

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

Sydney, NSW 2000
Australia

44152600	11,911
44228800	1,604

Total Shares: 13,515

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900	20,862
44377400	15,749
70262900	79,812
70263000	102,034
70275400	18,886
70290500	1,051
70304400	9,500
70339400	2,741
70339800	4,831
70353800	2,664
70354000	5,222
70354100	2,677
70354200	9,326
70354300	3,628
70354600	5,155
70354700	3,514
70354800	8,864
70354900	1,960
70699500	8,634

Total Shares: 307,110

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700	39,506

Total Shares: 39,506

State Street Bank & Trust Co.

44100000	1,033
44100100	1,097

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

44100200	1,151
44116100	9,949
44117600	4,896
44123100	1,047
44126400	1,389
44126700	854
44129400	951
44153200	6,663
44168701	5,222
44177000	3,082
44179400	661
44184000	6,061
44189900	4,541
44195000	2,451
44197000	1,789
44216401	1,519
44218900	1,194
44219800	7,043
44232300	2,073
44657800	2,423
44664500	1,871
44670900	4,767
44677500	2,306
70263700	1,426
70264100	1,749
70269500	1,100
70269600	2,602
70269700	2,980
70271700	6,085
70272800	2,413
70289900	1,225
70290100	888
70291700	1,716
70296000	1,868
70301400	1,988
70303100	1,362
70304800	2,938
70305800	2,240
70306100	2,809
70310100	9,514
70311100	4,952
70314600	1,629

Nominee List

Billabong International Ltd.

04 June 2010

__Nominee Name__

70314700	11,469
70315100	938
70315200	673
70315600	2,615
70316100	2,569
70316200	2,644
70316500	1,532
70317800	1,434
70320700	2,472
70321000	1,519
70321300	1,810
70321900	2,228
70322000	1,299
70322200	1,182
70322900	908
70323200	1,778
70323300	2,713
70323800	8,178
70324100	1,673
70324200	1,232
70324300	1,069
70324400	1,069
70324500	1,069
70325600	3,510
70326400	7,377
70326800	1,504
70331700	2,189
70331900	1,961
70332900	3,510
70333000	41,965
70333600	780
70335100	692
70337400	2,434
70344900	2,324
70347000	7,471
70347100	1,469
70350000	1,936
70350600	10,158
70350700	3,080
70351800	2,008
70352400	4,417
70352500	695

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

70353200	16
70355400	4,086
70355500	430
70356000	4,207
70356300	918
70359700	4,554
70359800	951
70360200	1,667
70360400	1,880
70361000	1,760
70362000	494
70362100	485
70363800	3,006
70365900	1,858
70368900	828
70501500	3,304
70501600	2,989
70504700	4,494
70505400	776
70506000	706
70513600	996
70515700	9,466
70517000	1,144
70518500	674
70519500	1,356
70519700	3,291
70519800	8,870
70520000	1,289
70520101	1,670
70521500	1,442
70521800	1,225
70527800	1,055
70529000	934
70531900	798
70600800	1,790
70604400	1,311
70605500	10,084
70606800	2,856
70608100	1,647
70608900	906
70611600	1,264
70613900	664

Nominee List

Billabong International Ltd.
04 June 2010

Nominee Name

70614900	743
70616900	668
70617400	1,107
70620800	2,419
70620900	473
70698800	1,491
70699900	1,155
70700600	1,835
70704000	1,380
70704300	1,942
70704400	1,541
70710200	1,918
70714300	1,562
70715900	3,709
70716000	1,614
70716200	4,613
70717200	17,512
70717700	1,998
70719400	1,241
70722300	1,606
70722600	1,572
70723000	2,221
70723100	1,761
70723900	3,684
70724700	3,912
70725200	1,274
70725300	1,417
70725400	1,215
70725500	1,215
70727400	2,874
70728600	1,060
70729000	1,124
70729500	2,659
70730200	1,315
70730400	2,500
70731100	1,630
70732100	1,764
70733100	2,065
70734500	32,087
70737100	1,632
70739800	2,303
70741000	4,205

Nominee List

Billabong International Ltd.

04 June 2010

Nominee Name

70742200	1,689
70743600	3,045
70744500	1,586
70748300	2,217
70749700	723
70749900	4,319
70750000	1,629
70750100	4,445
70750300	2,096

Total Shares: 522,976

Westpac Banking Corp

43427100	160,217
44023900	24,386
44099600	1,738
44100400	2,013
44159700	7,168
44195600	1,774
44210500	5,523
44224400	29,377
44226100	5,072
44235000	1,590
44678600	3,236
70273500	7,514
70273800	3,592
70293400	2,037
70293500	940
70293600	2,575
70294700	1,769
70303700	1,503
70313000	4,074
70511400	5,250
70722000	2,513
70724900	4,461

Total Shares: 278,322

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	5,562,711

Nominee List

Billabong International Ltd.
04 June 2010

__Nominee Name__

11000075	358,465
44038900	90,433
44130300	9,947
44147000	6,904
44147200	1,323
44149900	6,248
44155600	11,245
44159401	46,397
44186600	7,569
44232200	6,234
44273000	26,418
44308600	46,500
44357800	192,042
44378900	53,853
44677200	9,956
44678200	2,388
44678300	5,351
45426000	33,017
70332200	1,680
70333100	5,526
70520201	5,071
70521900	4,374
70522000	3,303
70522100	825
70735300	12,066
70736000	710

Total Shares: 6,510,556

Billabong International Limited

ABN 17 084 923 946









ASX ANNOUNCEMENT

BILLABONG SUCCESSFUL IN SUPREME COURT ACTION

GOLD COAST, 9 June 2010: Billabong International Limited advises that the Supreme Court of Queensland has determined the Company validly terminated its Indonesian license agreement in 2005.

The validity of the license termination had been challenged by the former licensee, CV Bali Balance, in a range of proceedings in Indonesia.

The license was subject to Queensland law.

The Company plans to use the Supreme Court findings as part of its defence in ongoing legal actions, the detail of which was outlined in a notice to the Australian Securities Exchange (ASX) on 9 March 2010.

Relevant Indonesian and Australian authorities will also be advised of the findings.

The Supreme Court's ruling reinforces Billabong's view, as stated to the ASX on 9 March 2010, that on the legal advice it has received, its own internal investigations in Indonesia and in Australia and given the testimony of its staff that there is absolutely no basis whatsoever for CVBB's Indonesian civil claim.

MARIA MANNING
COMPANY SECRETARY

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder (1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

The holder became a substantial holder on 17 /06 /10

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary	12,816,606	12,816,606	5.06%
shares			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
------------------------	Refer to Annexure A------	----------------------

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
-------------------	----------- Refer to	Annexure A ---------	------------

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer to Annexure A	------------Refer to	Annexure	B --------	------------

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here date 21/ 06 /10

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

Billabong International
Registered Shareholdings as at 17 June 2010

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	5,460,061
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	2,132,797
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	1,956,465
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,346,605
HSBC Custody Nominees (Australia) Limited	HSBC Custody and Clearing, Level 13, 580 George Street, SYDNEY NSW 2000	1,295,406
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	312,182
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	311,090
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2 IRELAND	2,000
		12,816,606

Annexure B

Billabong International

Net Trades between 17 February 2010 and 17 June 2010

Quantity	Consideration
1,611,478	15,936,255.14
1,611,478	15,936,255.14

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

BILLABONG TO ACQUIRE WEST 49

GOLD COAST, 30 June 2010: Billabong International Limited ("Billabong" or "the Company") today announced it has entered into a definitive acquisition agreement ("Agreement") with West 49 Inc ("West 49"), pursuant to which Billabong will acquire West 49 for C$1.30 (A$1.45[1]) per share, for an enterprise value of approximately C$99.0 million (A$110.4 million)[2]. West 49, a TSX listed company (WXX:TO), is a leading Canadian specialty retailer of apparel, footwear, accessories and equipment related to the youth action sports lifestyle.

The acquisition of West 49, one of Billabong's existing retail partners in Canada, is expected to be EPS accretive in FY2011 and is an important step in Billabong's strategic evolution. The acquisition:

- Increases the availability of Billabong's brands in the key action sports market of Canada
- Provides the ability to increase wholesale throughput of Billabong's existing brands via an expanded retail network – currently across West 49's portfolio Billabong has a brand share of approximately 15%
- Increases Billabong's participation in an important distribution channel including providing greater influence over the store environment and brand image presented to consumers
- Provides the opportunity to expand on West 49's current platform to enhance premium action sports retailing in the Canadian market
- Provides North American retail expertise and efficiencies for Billabong's expanded retail network
- Enhances retail presence providing Billabong with faster feedback on consumer trends and the ability to test product
- Provides increased branding opportunities, which in turn will drive demand
- Broadens Billabong's retail portfolio to better target key Canadian demographics via West 49's banners

West 49 is a well known partner of Billabong's and therefore a logical addition to help achieve Billabong's long term business strategy.

West 49 was founded in 1995 by Sam Baio, the current Chief Executive Officer, is headquartered in Burlington (near Toronto, Ontario) and has 138 primarily mall based stores in nine provinces across Canada. Under the five banners of West 49, D-Tox, Off The Wall, Amnesia/Arsenic and Billabong the business targets the key Canadian tweens and teens demographics which spend a combined approximately C$2.5 billion per year on clothing, footwear and accessories.

The acquisition of West 49 will supplement Billabong's existing North American retail footprint, lifting today's company-owned store count from 90 to approximately 230 doors in this region and gives Billabong a global retail presence of approximately 510 company-owned stores.

[1] *F/X rate of C$:A$ 1.1158 used throughout.*
[2] *Based on fully diluted equity value of C$90.2 million (A$100.6 million) and net debt of C$8.8 million (A$9.8 million) as of 30 April 2010.*

Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

Billabong Chief Executive Officer Derek O'Neill said the introduction of the West 49 banners into the Billabong stable will increase the penetration of Billabong's brands within the Canadian market.

"West 49 is a complementary business and promises to be an ideal Canadian distribution platform for Billabong to showcase its brands and extend its reach to the end consumer."

Billabong North America General Manager Paul Naude said that West 49 had an excellent understanding of the Canadian market and had positioned its banners to address specific market demographics and needs.

"We already have a good understanding of each others business and we have worked closely together to develop the Billabong Canada retail stores. Culturally we are a great fit and the fact that we already have a close relationship with West 49 means that the transaction makes even more sense."

Mr Baio, West 49's founder and Chief Executive Officer, said the combination presented significant transferable expertise for both businesses and he welcomed the opportunity to leverage Billabong's suite of leading brands within each of the West 49 banners to drive future growth.

"Billabong and West 49 have complementary skills and strengths. We relish the opportunity of working more closely with each of Billabong's brands and to drive further growth within the business," said Mr Baio.

Mr Baio will continue to lead and grow the business. All employees, along with the current management team, are being retained, consistent with Billabong's successful approach to integrating previous 'bolt-on' acquisitions.

The purchase price represents an enterprise value of C$99.0 million (A$110.4 million) based on a fully diluted equity value of approximately C$90.2 million (A$100.6 million) and net debt of C$8.8 million (A$9.8 million) as of 30 April 2010. The transaction will be funded from Billabong's existing debt facilities. The offer represents an FY2011 EBITDA multiple of 10.4x based on consensus EBITDA forecasts[1]. The acquisition is expected to be earnings per share accretive in FY2011 and acquisition ROCE is expected to exceed Billabong's pre-tax WACC in FY2012.

The transaction, unanimously recommended by West 49's board, will be effected by way of a statutory plan of arrangement and is subject to the approval of not less than two-thirds of the votes cast by West 49 securityholders at a special meeting expected to be held in August 2010. Billabong has entered into support agreements with major securityholders in favour of the transaction representing approximately 56%[2] of the outstanding securities. The Agreement with West 49 and the support agreements contain non-solicitation provisions subject to customary "fiduciary out" provisions.

The transaction is subject to Canadian court approval as well as customary closing conditions and is expected to be completed in September 2010. Upon completion of the transaction, the West 49 shares will be delisted from the Toronto Stock Exchange.

A conference call for invited participants will be held at 5pm (AEST) today to discuss this announcement.

Goldman Sachs is acting as financial advisor to Billabong and Osler, Hoskin & Harcourt LLP is acting as legal advisor.

MARIA MANNING
COMPANY SECRETARY

[1] *Based on latest consensus FY11 EBITDA forecast (calendarised to Jun-YE) of C$9.5m from Desjardins Securities (11-Jun-2010), PI Financial (11-Jun-2010) and Versant Partners (10-Jun-2010).*
[2] *On a fully diluted basis.*

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

About West 49

West 49 Inc. is a leading Canadian specialty retailer of fashion apparel, footwear, accessories and equipment related to the youth action sports lifestyle. West 49's stores, which are primarily mall-based, carry a variety of high performance, premium brand name and private label products that fulfil the lifestyle needs of identified target markets, primarily tweens and teens. At January 30, 2010, the Company operated 138 stores in nine provinces, under the banners West 49, D-Tox, Off The Wall, Amnesia/Arsenic and Billabong. The Company's common shares are listed on the Toronto Stock Exchange under the symbol WXX. The Company has approximately 64 million shares outstanding.



Acquisition of West 49

30 June 2010

BILLABONG.

Transaction overview

- Billabong has entered into an agreement to acquire West 49 Inc. ("West 49"), a leading Canadian action sports lifestyle retailer listed on the TSX (WXX:TO)
- Purchase price represents an enterprise value of C$99.0 million (A$110.4 million)[1,2]
- Unanimously recommended by West 49's board and with the support of the major shareholders who represent approximately 56% of shares on issue[3] (subject to customary "fiduciary out" provisions)
- The transaction will be executed via a plan of arrangement (similar to an Australian scheme of arrangement) and requires two thirds support from voting shareholders
- Completion is expected to take place in September 2010
- The acquisition is to be wholly funded through Billabong's existing debt facilities and is not contingent on financing
- West 49 is well known to Billabong as a significant customer and also the current operator of five Billabong stores under license in Canada
- The transaction is expected to be EPS accretive in FY2011 with significant synergies to be achieved by FY2012 through optimising vertical brand mix

[1] Based on fully diluted equity value of C$90.2 million (A$100.6 million) and net debt of C$8.8 million (A$9.8 million) as of 30 April 2010.
[2] F/X rate of 1.1158 C$:A$ used throughout.
[3] Assumes fully diluted shares on issue and the conversion of all West 49 preference shares into common shares.

West 49 overview

- Leading Canadian specialty retailer of apparel, footwear, accessories and equipment related to the youth action sports lifestyle demographic
- Founded in 1995 by Sam Baio, the current CEO, is headquartered in Burlington (near Toronto, Ontario) and has 138 primarily mall based stores in nine provinces across Canada
- Consists of five banners including West 49, D-Tox, Off The Wall, Amnesia / Arsenic and Billabong
- Targets the key Canadian tweens and teens demographics which spend a combined c. C$2.5 billion per year on clothing, footwear and accessories


west49


D-TOX





BILLABONG.

West 49 banner overview

Banner	No. of stores	Comment
West49	81	Leading Canadian specialty retailer of apparel, footwear, accessories and equipment related to skateboarding, snowboarding and surfing Targets tweens and teens who are action sports participants or enthusiasts
D-TOX	19	Specialty retailer of officially licensed apparel and accessories related to music artists and pop culture Targets teens and young adults
off the wall	16	Specialises in denim and street wear Leverages the strengths of the core West 49 banner in its young men's and women's offering
AMNESIA / ARSENIC	17	Quebec based action sport specialty retailers of apparel, footwear and accessories Similar offering to West 49
BILLABONG	5	Leading global surf and action sports brand specialising in board sports apparel and accessories Targets a broader demographic than West 49
Total	**138**	

BILLABONG

Strategic rationale

- ✓ Increases the availability of Billabong's brands in the key action sports market of Canada
- ✓ Provides the ability to increase wholesale throughput via an expanded retail network – currently across West 49's portfolio Billabong has a brand share of approximately 15%
- ✓ Increases Billabong's participation in an important distribution channel including greater influence over the store environment and brand image presented to consumers
- ✓ Provides the opportunity to expand on West 49's current platform to enhance premium action sports retailing in the Canadian market
- ✓ Provides North American retail expertise and efficiencies for Billabong's expanded retail network
- ✓ Enhances retail presence providing Billabong with faster feedback on consumer trends and the ability to test product
- ✓ Provides increased branding opportunities, which in turn will drive demand
- ✓ Broadens Billabong's banner portfolio to better target key Canadian demographics via West 49's banners

Billabong's long term strategy

- Billabong has a long track record of successfully acquiring and integrating 'bolt-on' acquisitions consistent with its key strategic objectives of growing its brand portfolio and expanding its retail distribution network

Billabong acquisition history



A$97m[1]
NIXON
US$133m[2]
SWELL
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Comparable sized transactions
49 stores
64 stores
110 stores
159 stores
242 stores
335 stores
510 stores*

Retail network

* Approximate pro forma store numbers
1 Assumes a minimum guaranteed deferred consideration of A$24m, subject to certain conditions.
2 Assumes a minimum guaranteed deferred consideration of US$33m, subject to certain conditions.

Billabong and West 49 going forward

- West 49 represents an extension of Billabong's North American retail footprint and a scale entry into the Canadian market
- Development of retail expertise in a strategic Billabong market
  - Key management will be retained within West 49, including current CEO Sam Baio, who will continue to lead and grow the West 49 business
  - West 49 to remain a multi-branded retailer (i.e. West 49 will continue to stock competitor brands)
- Substantial opportunities to grow sales and earnings and realise significant synergies
  - Systematic shift in vertical brand mix delivering significant synergies
  - Open new stores
  - Reduce costs (e.g. public company expenses)
- Billabong has a strong track record of successful integration and synergy realisation from its previous bolt-on acquisitions, including a history of retaining existing management and employees

BILLABONG.

Financial impact and funding

- Enterprise value of C$99.0 million (A$110.4 million)[1], representing a forward EBITDA multiple of 10.4x[2]
  - — In line with Billabong's assessment of 'replacement' asset value
- EPS accretive in FY2011
- Significant synergies to be realised by FY2012
  - — Achieved through systematic shift in vertical brand mix
- ROCE to exceed Billabong's pre-tax WACC in FY2012
- Debt funded from existing facilities
  - — Billabong to remain conservatively geared
  - — Adequate headroom remaining on covenants

[1] Based on fully diluted equity value of C$90.2 million (A$100.6 million) and net debt of C$8.8 million (A$9.8 million) as of 30 April 2010.

[2] Based on latest consensus FY2011 EBITDA forecast (calendarised to Jun-YE) of C$9.5m from Desjardins Securities (11-Jun-2010), PI Financial (11-Jun-2010) and Versant Partners (10-Jun-2010).

BILLABONG.

Transaction details

- Acquisition agreement entered into with West 49 and has the unanimous support of the West 49 board, subject to customary "fiduciary out" provisions
- The transaction will be carried out via a statutory plan of arrangement (similar to an Australian scheme of arrangement)
  - To be filed with Canadian courts
  - Proxy circular is to be submitted to West 49 shareholders and special meeting of shareholders is to be called
  - The transaction must be approved by not less than two thirds of the votes cast by West 49 shareholders and is subject to Canadian court approval
- Billabong has executed lock-up agreements with key securityholders, including Ken Fowler (West 49 Chairman), Retail Dimensions (an associate of Ken Fowler) and Michael Gold
  - Combined these securityholders represent approximately 56% of the outstanding securities[1]
- Deal protections include West 49 non-solicitation, Billabong matching rights and a break fee of C$2.475 million (A$2.762 million) payable to Billabong

[1] Assumes fully diluted shares on issue and the conversion of all West 49 preference shares into common shares.

BILLABONG.

Timetable

Milestone	Date
Announcement	30 June
Proxy circular delivered to West 49 shareholders	Late July / early August
West 49 special meeting of shareholders	Late August
Court approval	September
Completion	September

BILLABONG.

Summary

- Significantly expands Billabong's North American retail network and increases distribution platform in a key market
- West 49 is a well known partner of Billabong's and therefore a logical addition to help achieve Billabong's long term business strategy
- Provides Billabong with the ability to increase wholesale throughput via an expanded retail network
- Introduction of the five West 49 banners into the Billabong stable will increase penetration of Billabong brands within the Canadian market
- Significant synergies available to Billabong by optimising West 49's sales mix
- Billabong has a strong track record of successful integration and synergy realisation from previous bolt-on acquisitions

Appendix: West 49 consensus financials

Jun-YE; C$m	FY2011F[1]
Sales	216.1
EBITDA	9.5
% Margin	*4.4%*
EBIT	1.1
% Margin	*0.5%*

[1] Includes broker forecasts from Desjardins Securities (11-Jun-2010), PI Financial (11-Jun-2010), and Versant Partners (10-Jun-2010) calendarised to Jun-YE.


BILLA
BONG

Australian Securities & Investments Commission

Form 492
Corporations Act 2001

Request for correction

Use this form to notify ASIC of corrections to a previously lodged document.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme/pooled group name/ credit licensee or representative name
BILLABONG INTERNATIONAL LIMITED

ACN/ARBN/ARSN/ABN/ credit licence or represenative number (if applicable)
084923946

(See guide for information on pooled group)

Lodgement details

An image of this form will be available as part of the public register.

Who should ASIC contact if there is a query about this form?

ASIC registered agent number (if applicable)

Firm/organisation

Contact name/position description
ANTHONY FROGGATT

Telephone number (during business hours)
( ) 0410 681 077

Email address (optional)

Postal address
7 EASTBOURNE ROAD

Suburb/City
DARLING POINT

State/Territory
NSW

Postcode
2027

1 Details of original documents

The document number can be obtained from a search of the National Names Index at www.asic.gov.au/nni.

Document number (Number allocated by ASIC)
1E4123674

Date of lodgement
25/02/08
[D D] [M M] [Y Y]

2 Details of correction

If correcting a date of change, supporting documentation must also be attached.

See guide for further details

THE FULL NAME OF ANTHONY GRANT FROGGATT WAS INADVERTENTLY NOT DISCLOSED ON THE FORM 484 SUBMITTED (REFER ATTACHMENT).
COULD ASIC:
(1) AMEND THE GIVEN NAME TO: "ANTHONY GRANT"
(2) UPON AMENDMENT MERGE THE DATA UNDER PERSONAL NAME IDENTIFIER (PNI) 855192 INTO PNI 10712305.

(1)

Signature

This form must be signed by a current director or secretary of the company, Australian credit licensee or body corporate credit representative, the local agent of a foreign company or the external administrator of a company or pooled group of companies in external administration.

Charges forms

The form must be signed by the chargee, a service provider/agent to the chargee, the chargor, a service provider/agent to the chargor or another party with authority to do so from the chargee, chargor or their representative.

I certify that the information in this form is true and complete.

Name

ANTHONY GRANT FROGGATT

Capacity

- [x] Director
- [ ] Company secretary
- [ ] Local agent (foreign companies only)
- [ ] The external administrator
- [ ] The chargee
- [ ] A service provider/agent to the chargee
- [ ] The chargor
- [ ] A service provider/agent to the chargor
- [ ] Other, please specify

Signature

A. Froggatt

Date signed

[ ][ ] / [0][7] / [1][0]
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

2

Anthony Grant Froggatt Asic Report Dated 17.06.10

Personal Name Identifiers: 855192
Full Name: Froggatt Anthony S/b Full Name: Froggatt Anthony Grant
Birth Details: 09.06.1948 Thailand Bangkok
Address: 7 Eastbourne Road Darling Point NSW 2027

Personal Roles Held

Organisation Name	**ACN Number**	**Role**	**Appointment Date**
Billabong International Limited	084 923 946	Director	21.02.08

ONCE THE FULL NAME HAS BEEN AMENDED BY ASIC COULD ASIC KINDLY MERGE PNI: 855192 INTO PNI: 10712305

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **1E4123674**

Lodgement date/time: 25-02-2008 17:57:37
Reference Id: 76339268 Trace No : 470

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
BILLABONG INTERNATIONAL LIMITED
Australian Company Number (ACN)
084 923 946

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BILLABONG INTERNATIONAL LIMITED
ASIC registered agent number (if applicable)
15947

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
MARIA MANNING
Capacity
SEC
Signature

Date signed
21-02-2008

(4)

Form 484 - Change to company details
BILLABONG INTERNATIONAL LIMITED ACN 084923946

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 21-02-2008

The name of the appointed officeholder is:

Given names **ANTHONY** GRANT

Family name **FROGGATT**

Birth Details

Date of Birth **09-06-1948**

City/town of Birth **BANGKOK**

Country of Birth **THAILAND**

Residential Address

Address

7 EASTBOURNE ROAD DARLING POINT
NSW
2027
Australia

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

BILLABONG TO ACQUIRE RVCA BRAND

GOLD COAST, 12 July 2010: Billabong International Limited today announced it has reached conditional agreement to acquire the progressive apparel brand RVCA.

RVCA, based in California, was founded in 2000 as an art and design-driven brand focusing on a diverse range of activities that both represent and inspire youth.

Billabong International Limited chief executive officer Derek O'Neill said RVCA was one of southern California's most exciting emerging brands.

"RVCA is not defined by any single sport or culture. It represents a community of culturally aware youth and is inspired by a diverse range of interests, each of which is underpinned by an original, highly creative design element," said Mr O'Neill.

"It is a brand that has developed a very strong presence in the United States, particularly in southern California, on the strength of its fashion-forward ranges in categories including art-driven t-shirts, denim, wovens, boardshorts and, more recently, its girls' line."

The bulk of RVCA's revenue is currently generated in the US, while its expansion into other key markets including Australia and Europe is in its infancy.

Brand founder Pat Tenore said he and his existing management team will continue to drive the development and growth of the brand.

"RVCA's key strength has been its ability to differentiate itself through creative design," said Mr Tenore.

"By joining with Billabong we can retain our focus on our creative strengths, while leveraging the distribution and supply chain infrastructure and support of the Billabong group."

It is anticipated RVCA will contribute approximately 2% of Billabong group revenue and will be EPS neutral in the 2010-11 financial year. The purchase price, which is not considered material, remains undisclosed.

The asset acquisition agreement is subject to usual conditions precedent. Billabong and RVCA anticipate the conditions will be satisfied shortly.

MARIA MANNING
COMPANY SECRETARY

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

RESPONSE TO WEST 49 PRESS RELEASE

GOLD COAST, 12 July 2010: Billabong International Limited ("Billabong") notes the announcement by West 49, Inc. ("West 49") dated 9 July 2010 in which it outlines it has received a proposal from Zumiez, Inc. ("Zumiez") to acquire West 49 for a price in excess of C$1.30 per share, "subject to a satisfactory due diligence review."

On 30 June 2010, Billabong announced it had entered into a definitive acquisition agreement ("Agreement") with West 49, pursuant to which Billabong would acquire West 49 for C$1.30 per share.

The West 49 board has determined that the proposal from Zumiez "would reasonably be expected to lead to a superior proposal" and has notified Billabong that, subject to the terms of the Agreement, it intends to allow Zumiez to conduct due diligence to determine if its proposal can become a firm offer that is financially superior to the Billabong offer.

The West 49 special committee and board as a whole have confirmed that they "continue to support the Billabong transaction and confirm their unanimous conclusion that the transaction with Billabong is in the best interests of the Company and is fair to the Company's securityholders." At this time, Billabong does not expect there will be any impact to the existing transaction timetable.

Billabong will continue to monitor the situation and will make further announcements as appropriate.

MARIA MANNING
COMPANY SECRETARY

West 49 announcement attached

INVESTOR RELATIONS CONTACT:
Rhonda Biddix
West 49 Inc.
(905) 336-5454 ext. 224
ir@west49.com

Toronto Stock Exchange Symbol: WXX

WEST 49 INC. RECEIVES PROPOSAL FROM ZUMIEZ, INC.

Burlington, Ontario, July 9, 2010 - West 49 Inc. (TSX: WXX) (the "Company"), Canada's leading action sport retailer, today announced that Zumiez, Inc., a U.S.-based action sports retailer, has advised the Company that, subject to a satisfactory due diligence review in its sole discretion, it "would be prepared to make an offer, that would not be subject to a financing condition, to acquire all of the outstanding common shares and preferred shares of West 49 for a cash price in excess of C$1.30 per share". Zumiez, Inc. has further indicated that it believes that its acquisition proposal would reasonably be expected to lead to a superior proposal, and has indicated that it would like to enter into a confidentiality and standstill agreement with the Company.

The Company's board, after consultation with its outside legal and financial advisors, has concluded that the Zumiez proposal would reasonably be expected to lead to a superior proposal. However, the Company is concerned with Zumiez's previously stated intent to enter the Canadian market, and therefore the board has instructed the Company's management to seek to protect the Company's competitive position. Subject to the terms of the existing agreement with Billabong International Limited, the Company's special committee intends to seek to negotiate with Zumiez to determine if its offer can become a firm offer that is financially superior to the transaction with Billabong and that West 49 can otherwise treat as a superior proposal under the terms of the existing agreement with Billabong. There can be no assurance that Zumiez will in fact make a firm proposal or, if it does, as to the price, terms or conditions thereof. In the event that Zumiez does make a proposal that the board determines constitutes a superior proposal which the Company wishes to accept, Billabong would have the right, but not the obligation, to match such proposal within a 5 business day period.

The special committee and the board as a whole confirm that they continue to support the Billabong transaction and confirm their unanimous conclusion that the transaction with Billabong is in the best interests of the Company and is fair to the Company's securityholders and their recommendation that securityholders vote in favour of the Billabong transaction, under which the Company's common shares and preferred shares would be acquired at C$1.30 per share. The agreement with Billabong remains in effect at this time. Further details of the Billabong transaction are expected to be included in a proxy circular to be mailed to shareholders in due course.

About West 49 Inc.

West 49 Inc. is a leading Canadian specialty retailer of apparel, footwear, accessories and equipment related to the youth action sports lifestyle. The Company's stores, which are primarily mall-based, carry a variety of high-performance, premium brand name and private label products that fulfill the lifestyle needs of identified target markets, primarily tweens and teens. At May 1, 2010, the Company operated 138 stores in nine provinces, under the banners West 49, Billabong, Off The Wall, Amnesia/Arsenic and D-Tox. The Company's common shares are listed on the Toronto Stock Exchange under the symbol WXX. The Company has approximately 64 million common shares outstanding.

Forward-Looking Statements

Certain statements in this release may be considered forward-looking statements, which reflect the board and management's current beliefs and expectations and which involve assumptions about expected future events or results that are subject to inherent risks and uncertainties. There is significant risk that assumptions and other forward-looking statements will not prove to be accurate. Many factors could cause actual future results, conditions or events to differ materially from the results or outcomes expressed, including risks related to competition, changes in demographic trends, changes in consumer preferences and discretionary spending patterns, changes in business and economic conditions, human resource matters, legal proceedings, challenges to intellectual property rights, availability of credit facilities, and changes in laws, regulations, and accounting policies and practices. The foregoing list of factors is not exhaustive. Accordingly, investors should not place undue reliance on forward-looking information. The Company includes in publicly available documents filed from time to time with securities commissions and the Toronto Stock Exchange, a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and the Company assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the acquisition agreement will receive all necessary consents and approvals or that the proposed transaction or any alternative transaction will be completed.

For more information, please contact:

Rhonda Biddix
Chief Financial Officer and Corporate Secretary
West 49 Inc.
(905) 336-5454 ext. 224
E-mail: ir@west49.com

Lawrence Chamberlain
Investor Relations
The Equicom Group Inc.
(416) 815-0700 ext. 257
E-mail: lchamberlain@equicomgroup.com

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

WEST 49 UPDATE

GOLD COAST, 14 July 2010: Billabong International Limited ("Billabong") notes separate announcements by Zumiez, Inc. ("Zumiez"), dated 13 July 2010, and West 49, Inc. ("West 49"), dated 14 July 2010, in which they advise that Zumiez has discontinued its previously stated intention to pursue an acquisition of West 49.

On 30 June 2010, Billabong announced it had entered into a definitive acquisition agreement ("Agreement") with West 49, pursuant to which Billabong would acquire West 49 for C$1.30 per share.

On 9 July 2010, West 49 announced that Zumiez had advised West 49, subject to a satisfactory due diligence review in its sole discretion, it was prepared to acquire West 49 for a price in excess of C$1.30 per share. On 12 July 2010, Billabong, by way of announcement, shared this information with its shareholders.

In its announcement of 14 July 2010 and subsequent to the withdrawal of the potential Zumiez proposal, West 49 again confirmed its commitment to supporting the Billabong transaction.

Attached is a copy of the most recent announcements by Zumiez and West 49.

MARIA MANNING
COMPANY SECRETARY

INVESTOR RELATIONS CONTACT:
Rhonda Biddix
West 49 Inc.
(905) 336-5454 ext. 224
ir@west49.com

Toronto Stock Exchange Symbol: WXX

WEST 49 INC. PROVIDES UPDATE REGARDING PROPOSAL FROM ZUMIEZ, INC.

Burlington, Ontario, July 14, 2010 - West 49 Inc. (TSX: WXX) (the "Company"), Canada's leading action sports retailer, today announced that Zumiez, Inc. ("Zumiez"), a U.S.-based action sports retailer, has advised the Company that it has elected to discontinue its pursuit of an acquisition of the Company. As previously disclosed by the Company on July 9, 2010, Zumiez had advised the Company that, subject to a satisfactory due diligence review in its sole discretion, it would be prepared to make an offer, that would not be subject to a financing condition, to acquire all of the outstanding common shares and preferred shares of the Company for a cash price in excess of C$1.30 per share. Following receipt of Zumiez's proposal and in accordance with the terms of the existing acquisition agreement between the Company and Billabong International Limited ("Billabong"), the special committee of the board of directors offered to allow Zumiez to review the same information that was made available to Billabong and in the same manner as it was made available to Billabong, subject to Zumiez entering into the form of confidentiality agreement required by the existing acquisition agreement with Billabong. However, Zumiez has advised the Company that it is not prepared to proceed with the due diligence process on that basis at this time. Accordingly, the Company's board of directors has concluded that there is no longer a reasonable expectation that Zumiez will make a proposal that is financially superior to the Billabong transaction.

The special committee and the board as a whole reiterate their continued support for the Billabong transaction and confirm their unanimous conclusion and recommendation that the Company's securityholders should vote in favour of the Billabong transaction, under which the Company's common shares and preferred shares would be acquired at C$1.30 per share. The agreement with Billabong remains in effect, and further details of the Billabong transaction are expected to be included in a proxy circular to be mailed to shareholders in due course.

About West 49 Inc.

West 49 Inc. is a leading Canadian specialty retailer of apparel, footwear, accessories and equipment related to the youth action sports lifestyle. The Company's stores, which are primarily mall-based, carry a variety of high-performance, premium brand name and private label products that fulfill the lifestyle needs of identified target markets, primarily tweens and teens. At May 1, 2010, the Company operated 138 stores in nine provinces, under the banners West 49, Billabong, Off The Wall, Amnesia/Arsenic and D-Tox. The Company's common shares are listed on the Toronto Stock Exchange under the symbol WXX. The Company has approximately 64 million common shares outstanding.

Forward-Looking Statements

Certain statements in this release may be considered forward-looking statements, which reflect the board and management's current beliefs and expectations and which involve assumptions about expected future events or results that are subject to inherent risks and uncertainties. There is significant risk that assumptions and other forward-looking statements will not prove to be accurate. Many factors could cause actual future results, conditions or events to differ materially from the results or outcomes expressed, including risks related to competition, changes in demographic trends, changes in consumer preferences and discretionary spending patterns, changes in business and economic conditions, human resource matters, legal proceedings, challenges to intellectual property rights, availability of credit facilities, and changes in laws, regulations, and accounting policies and practices. The foregoing list of factors is not exhaustive. Accordingly, investors should not place undue reliance on forward-looking information. The Company includes in publicly available documents filed from time to time with securities commissions and the Toronto Stock Exchange, a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and the Company assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the Billabong transaction, or any other transaction, will be completed.

For more information, please contact:

Rhonda Biddix
Chief Financial Officer and Corporate Secretary
West 49 Inc.
(905) 336-5454 ext. 224
E-mail: ir@west49.com

Lawrence Chamberlain
Investor Relations
The Equicom Group Inc.
(416) 815-0700 ext. 257
E-mail: lchamberlain@equicomgroup.com

zumiez

News Release

Zumiez Inc. Announces It Will Not Proceed With the Due Diligence Process on West 49

EVERETT, WA, Jul 13, 2010 (MARKETWIRE via COMTEX) -- Zumiez Inc. (NASDAQ: ZUMZ), a leading specialty retailer of action sports related apparel, footwear, equipment and accessories, today announced that the Company has elected to discontinue its pursuit of an acquisition of Canadian action sport retailer West 49 Inc. On July 9, 2010, West 49 issued a press release announcing that Zumiez had advised West 49 that, subject to a satisfactory due diligence review in its sole discretion, it would be prepared to make an offer, that would not be subject to a financing condition, to acquire all of the outstanding common shares and preferred shares of West 49 for a cash price in excess of C$1.30 per share. The decision today by Zumiez to discontinue its pursuit of an acquisition of West 49 is a result of not being able to reach an agreement with West 49 on the terms of the due diligence process.

About Zumiez Inc.

Zumiez is a leading specialty retailer of action sports related apparel, footwear, equipment and accessories. Our stores cater to young men and women between ages 12-24, focusing on skateboarding, surfing, snowboarding, motocross and BMX. As of July 3, 2010 we operate 389 stores, which are primarily located in shopping malls and our web site address is www.zumiez.com.

Safe Harbor Statement

Certain statements in this press release and oral statements relating thereto made from time to time by representatives of the Company may constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, predictions and guidance relating to the Company's future financial performance, brand and product category diversity, ability to adjust product mix, source inventory at acceptable costs, integration of acquired businesses, growing customer demand for our products and new store openings. In some cases, you can identify forward-looking statements by terminology such as, "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These forward-looking statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation, those described in the Company's quarterly report on Form 10-Q for the quarter ended May 1, 2010 as filed with the Securities and Exchange Commission and available at www.sec.gov or http://ir.zumiez.com. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Company Contacts:
Trevor Lang
Chief Financial Officer & Chief Administrative Officer
Zumiez Inc.
(425) 551-1500, ext. 1564

Brian Leith
Director of Finance & Investor Relations
Zumiez Inc.
(425) 551-1500, ext. 1610

Investor Contact:
ICR
Brendon Frey
(203) 682-8200

SOURCE: Zumiez Inc.

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

RVCA ACQUISITION UPDATE

GOLD COAST, 21 July 2010: Billabong International Limited announced today that it has completed the acquisition of apparel brand RVCA. The purchase was announced on 12 July 2010.

MARIA MANNING
COMPANY SECRETARY

27 July 2010

BY FAX - ORIGINAL IN POST
(61 7 5589 9800)

Billabong International Ltd.
1 Billabong Place
Burleigh Heads,
QLD, Australia, 4220

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder under Section 671B dated 26 July 2010. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purpose of this Notice, an outstanding share balance of 253,122,552 shares was used to calculate the percentage of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Billabong International Ltd.

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 26 July 2010

The previous notice was given to the company on: 7 June 2010

The previous notice was dated: 04 June 2010

The shares reported were owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, and Capital International Sàrl) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	19,472,773	7.693%	16,663,415	6.5831%

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, and Capital International Sàrl) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
9/06/2010 to 26/07/2010	The Capital Group Companies, Inc.	Decreased holdings	Average price of 9.1803	(2,809,358) Ordinary Shares	(2,809,358)

See Annexure A dated 04 June 2010

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 26 July 2010 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Senior Counsel

sign here ________________ date 27 July 2010

Annexure "A"

This is the Annexure of 14 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 26 July 2010.

The Capital Group Companies, Inc.

By: ____________________________________
Liliane Corzo
Senior Counsel

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	530,773	
	44000600	385,129	
	44002300	10,215	
	44022900	55,106	
	44023900	24,386	
	44025900	170,705	
	44028100	44,605	
	44028600	22,354	
	44036500	483,664	
	44036900	134,000	
	44038900	90,433	
	44043000	20,500	
	44043700	15,951	
	44044000	10,566	
	44078400	2,236	
	44099600	1,257	
	44100000	1,033	
	44100100	848	
	44100200	893	
	44100400	2,013	
	44100500	1,137	
	44106200	12,955	
	44114000	562	
	44114300	2,802	
	44116100	9,949	
	44117600	2,880	
	44117900	1,166	
	44118300	4,348	
	44121000	2,132	
	44123100	1,047	
	44123200	16,775	
	44123600	5,959	
	44123700	1,957	
	44123900	1,280	
	44124700	588	
	44126400	1,389	
	44126700	854	
	44129400	951	
	44130300	9,947	
	44130700	3,013	
	44132000	17,403	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44132200	1,184	
	44132400	2,795	
	44134300	7,807	
	44134400	2,707	
	44135000	605	
	44135400	6,855	
	44135500	1,575	
	44135600	2,228	
	44136100	1,547	
	44137200	4,467	
	44137300	3,963	
	44137400	3,609	
	44137800	2,182	
	44139700	39,506	
	44140000	1,371	
	44142300	1,819	
	44142600	2,045	
	44143100	1,794	
	44143300	2,557	
	44143400	1,014	
	44144400	1,227	
	44144500	1,665	
	44144900	3,193	
	44145300	8,164	
	44146300	3,950	
	44146400	6,602	
	44147000	6,904	
	44147200	1,323	
	44149900	6,248	
	44150000	926	
	44150600	397	
	44150700	5,016	
	44151500	2,735	
	44152400	841	
	44152600	11,911	
	44153200	14,826	
	44155600	11,245	
	44156000	3,579	
	44156400	1,525	
	44158800	2,851	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	44159401	34,037	
Capital Guardian Trust Company	44159600	2,188	
	44159700	7,168	
	44167600	1,008	
	44168701	3,512	
	44169000	408	
	44172500	5,414	
	44177000	3,082	
	44179400	661	
	44180200	825	
	44184000	4,322	
	44185400	2,610	
	44186400	6,065	
	44186600	5,266	
	44186800	639	
	44189900	4,541	
	44191600	1,238	
	44195000	1,943	
	44195300	711	
	44195600	1,224	
	44196100	5,527	
	44197000	1,789	
	44210301	2,866	
	44210500	3,810	
	44216401	1,519	
	44217900	1,968	
	44218900	767	
	44219700	1,399	
	44219800	4,720	
	44220900	648	
	44221200	1,317	
	44222100	2,650	
	44222900	3,997	
	44224400	29,377	
	44224600	2,510	
	44226100	5,072	
	44227800	8,212	
	44228800	1,128	
	44229100	16,211	
	44229600	2,382	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	44232200	6,234	
	44232300	1,925	
Capital Guardian Trust Company	44235000	1,590	
	44237800	3,568	
	44237900	2,716	
	44240600	17,535	
	44240800	5,427	
	44255000	138,617	
	44255600	74,094	
	44269700	7,315	
	44273000	26,418	
	44279100	28,145	
	44302200	35,562	
	44308600	46,500	
	44318300	8,738	
	44356900	17,273	
	44357800	192,042	
	44368900	3,353	
	44373900	12,599	
	44375500	50,805	
	44377400	15,749	
	44378900	53,853	
	44652000	6,293	
	44653600	1,570	
	44653901	3,170	
	44654000	2,026	
	44655200	1,656	
	44655300	2,032	
	44655500	1,604	
	44656000	271	
	44656800	1,297	
	44657800	2,423	
	44660400	566	
	44662800	2,929	
	44663600	6,140	
	44664500	1,694	
	44668600	3,581	
	44669500	1,892	
	44669700	2,905	
	44670100	2,141	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	44670900	3,462	
	44671900	41,449	
	44675401	1,149	
Capital Guardian Trust Company	44677200	9,956	
	44677500	2,306	
	44678200	1,673	
	44678300	5,351	
	44678600	2,255	
	44678700	7,749	
	44678900	5,472	
	44940300	183,610	
	70252300	927	
	70252400	1,398	
	70253200	2,605	
	70255600	9,569	
	70257900	3,393	
	70258600	1,849	
	70259100	893	
	70259200	884	
	70259500	12,538	
	70262900	79,812	
	70263000	102,034	
	70263100	2,041	
	70263600	4,715	
	70263700	1,426	
	70263800	9,995	
	70264100	1,164	
	70264900	4,007	
	70265200	3,425	
	70266000	4,352	
	70266900	4,384	
	70267100	11,460	
	70267200	8,406	
	70267400	1,566	
	70269000	3,146	
	70269500	826	
	70269600	1,815	
	70269700	2,079	
	70271700	6,085	
	70272800	2,413	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70273500	7,514	
	70273800	3,592	
	70273900	2,303	
	70274400	1,295	
Capital Guardian Trust Company	70275400	11,771	
	70278600	2,051	
	70279900	2,014	
	70280500	7,427	
	70281100	1,763	
	70282300	1,558	
	70284000	2,020	
	70284800	1,209	
	70284900	3,768	
	70285700	1,079	
	70285900	3,036	
	70286100	8,422	
	70288200	2,164	
	70288800	5,582	
	70289400	14,503	
	70289900	905	
	70290500	765	
	70291700	6,431	
	70292600	1,982	
	70293400	1,404	
	70293500	869	
	70293600	2,065	
	70294700	1,769	
	70296000	1,204	
	70297800	2,221	
	70299000	1,466	
	70299800	4,226	
	70300200	1,067	
	70300500	11,193	
	70301400	1,529	
	70302100	1,909	
	70302200	1,003	
	70303100	941	
	70303700	1,045	
	70304400	9,500	
	70304800	2,061	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70305800	2,240	
	70306100	2,809	
	70307500	838	
	70307700	746	
	70309000	1,233	
Capital Guardian Trust Company	70310100	9,514	
	70311100	3,255	
	70313000	4,074	
	70314600	887	
	70314700	11,469	
	70315100	938	
	70315200	673	
	70315600	1,620	
	70316100	2,569	
	70316200	1,523	
	70316500	1,532	
	70317100	1,319	
	70317500	1,444	
	70317800	1,434	
	70317901	9,157	
	70318100	12,529	
	70320700	2,472	
	70320900	1,224	
	70321000	1,059	
	70321300	1,810	
	70321900	2,228	
	70322000	1,299	
	70322200	1,182	
	70322900	908	
	70323200	1,778	
	70323300	1,822	
	70323800	5,696	
	70324100	1,673	
	70324200	1,039	
	70324300	1,069	
	70324400	1,069	
	70324500	1,069	
	70325600	2,879	
	70326400	7,377	
	70326800	1,504	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70331700	1,203	
	70331900	1,354	
	70332200	1,680	
	70332900	3,510	
	70333000	41,965	
	70333100	5,526	
Capital Guardian Trust Company	70333600	780	
	70334000	2,972	
	70335100	692	
	70336300	1,570	
	70337400	1,798	
	70339400	2,231	
	70339800	4,831	
	70340800	685	
	70341900	279	
	70343600	5,534	
	70344900	2,324	
	70347000	7,471	
	70347100	1,469	
	70348200	11,855	
	70350000	1,936	
	70350300	3,050	
	70350400	22,554	
	70350600	10,158	
	70350700	3,080	
	70351800	1,484	
	70352400	4,417	
	70352500	695	
	70352600	2,641	
	70353800	2,664	
	70354000	5,222	
	70354100	2,677	
	70354200	9,326	
	70354300	3,628	
	70354600	5,155	
	70354700	3,514	
	70354800	8,864	
	70354900	1,960	
	70355400	4,086	
	70355500	430	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
	70356000	4,207	
	70356300	918	
	70359700	4,554	
	70359800	951	
	70360200	1,667	
	70360400	1,880	
	70361000	1,182	
Capital Guardian Trust Company	70362000	494	
	70362100	485	
	70363800	3,006	
	70365900	2,281	
	70366100	1,450	
	70368500	729	
	70368900	828	
	70372000	617	
	70372700	1,220	
	70372800	1,220	
	70373300	3,364	
	70460100	2,260	
	70461400	942	
	70463500	2,154	
	70463600	1,731	
	70464200	6,328	
	70464300	3,797	
	70480300	3,341	
	70501300	432	
	70501400	5,469	
	70501500	2,554	
	70501600	2,278	
	70501700	2,402	
	70504700	4,494	
	70505400	616	
	70506000	626	
	70509700	1,875	
	70511400	5,250	
	70512800	915	
	70513600	825	
	70517000	789	
	70518500	674	
	70519500	909	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70519700	2,286	
	70519800	7,068	
	70520000	1,289	
	70520101	1,670	
	70520201	5,071	
	70521500	1,442	
	70521800	1,225	
	70521900	2,383	
Capital Guardian Trust Company	70522000	598	
	70522100	555	
	70523700	1,034	
	70525000	1,031	
	70527800	681	
	70529000	934	
	70531500	1,273	
	70531900	798	
	70600800	1,790	
	70602700	972	
	70604400	1,311	
	70605500	6,522	
	70606800	2,856	
	70608100	1,122	
	70608900	906	
	70611600	1,264	
	70613900	664	
	70614900	743	
	70616900	668	
	70617000	784	
	70617400	1,107	
	70620800	2,419	
	70620900	914	
	70681000	2,233	
	70682300	3,889	
	70682600	10,200	
	70682601	9,008	
	70683300	2,372	
	70683500	1,334	
	70686400	9,827	
	70686700	4,891	
	70687401	8,167	

Australia Annexure
Billabong International Ltd.
26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70687600	2,202	
	70687601	3,496	
	70687900	11,219	
	70691500	2,863	
	70693500	17,033	
	70693600	33,477	
	70694000	3,901	
	70695200	1,536	
	70696600	1,567	
Capital Guardian Trust Company	70697000	7,219	
	70697200	3,304	
	70698800	1,491	
	70699300	4,260	
	70699500	8,634	
	70699900	803	
	70700000	1,876	
	70700100	2,480	
	70700400	1,151	
	70700600	1,274	
	70701200	5,079	
	70702400	1,952	
	70702600	2,593	
	70703300	3,940	
	70703400	9,477	
	70703900	532	
	70704000	930	
	70704300	1,351	
	70704400	1,138	
	70704600	9,020	
	70705600	1,284	
	70708000	2,125	
	70708200	3,121	
	70708400	3,303	
	70708600	2,816	
	70710200	1,918	
	70712100	1,419	
	70712700	5,689	
	70713000	5,235	
	70713200	1,083	
	70713300	1,097	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
	70713800	12,811	
	70714300	1,072	
	70715900	3,709	
	70716000	1,614	
	70716200	3,266	
	70717200	13,727	
	70717700	1,998	
	70719100	1,834	
	70719400	856	
	70719700	1,208	
Capital Guardian Trust Company	70720000	1,523	
	70721500	1,685	
	70721800	1,649	
	70722000	2,513	
	70722200	1,640	
	70722300	1,108	
	70722500	2,252	
	70722600	1,572	
	70723000	2,221	
	70723100	1,222	
	70723300	2,411	
	70723600	762	
	70723700	659	
	70723900	2,516	
	70724700	3,249	
	70724900	3,071	
	70725200	886	
	70725300	979	
	70725400	845	
	70725500	845	
	70725700	1,068	
	70726000	1,662	
	70726700	2,108	
	70726900	1,043	
	70727400	2,874	
	70728600	1,060	
	70729000	720	
	70729500	1,533	
	70730200	904	
	70730400	2,500	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
	70731100	1,128	
	70731300	1,039	
	70732100	1,167	
	70733000	2,079	
	70733100	2,065	
	70734500	25,041	
	70735300	12,066	
	70736000	710	
	70737100	1,632	
	70737800	5,249	
	70738100	1,110	
Capital Guardian Trust Company	70739800	2,303	
	70741000	4,205	
	70742200	1,272	
	70742300	3,661	
	70743600	3,045	
	70744500	1,261	
	70744900	5,080	
	70745200	1,552	
	70745900	908	
	70746000	796	
	70746400	1,350	
	70748300	2,217	
	70749700	723	
	70749900	4,319	
	70750000	1,629	
	70750100	4,445	
	70750200	1,123	
	70750300	2,096	
	70752100	16,865	
		4,837,206	
Capital International Limited	43426300	32,515	
	43426800	8,812	
	43426900	20,862	
	43427100	160,217	
		222,406	

Australia Annexure

Billabong International Ltd.

26 July 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International SÁrl	45426000	33,017	
	45590400	5,893	
		38,910	
Capital Research and Management Company	11000033	6,397,011	
	11000035	4,930,478	
	11000075	237,404	
		11,564,893	
GRAND TOTAL		**16,663,415**	**6.58%**

Nominee List

Billabong International Ltd.

26 July 2010

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44078400		2,236
44100500		1,137
44132200		1,184
44142600		2,045
44195300		711
44196100		5,527
44653600		1,570
44654000		2,026
70274400		1,295
70297800		2,221
70320900		1,224
70523700		1,034
70617000		784
70686700		4,891
70700400		1,151
70737800		5,249
70738100		1,110
	Total Shares:	35,395

Bank of America NT & SA
PO Box 407
1 Alie Street
London E1 8DE

70352600		2,641
70745200		1,552
	Total Shares:	4,193

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44036900		134,000
44135400		6,855
44269700		7,315
	Total Shares:	148,170

Cede & Co.

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

55 Water Street
New York, NY 10006

44144400	1,227
Total Shares:	1,227

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000033	6,397,011
44000300	530,773
44000600	385,129
44002300	10,215
44022900	55,106
44028600	22,354
44036500	483,664
44043000	20,500
44106200	12,955
44114000	562
44114300	2,802
44117900	1,166
44118300	4,348
44121000	2,132
44123200	16,775
44123600	5,959
44123700	1,957
44123900	1,280
44124700	588
44132400	2,795
44134400	2,707
44135600	2,228
44143400	1,014
44156000	3,579
44167600	1,008
44172500	5,414
44180200	825
44191600	1,238
44220900	648
44221200	1,317
44222100	2,650
44255000	138,617

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
44255600	74,094
70252300	927
70252400	1,398
70253200	2,605
70255600	9,569
70257900	3,393
70259100	893
70259200	884
70259500	12,538
70263100	2,041
70263600	4,715
70263800	9,995
70264900	4,007
70265200	3,425
70266000	4,352
70266900	4,384
70267100	11,460
70267200	8,406
70267400	1,566
70278600	2,051
70279900	2,014
70280500	7,427
70281100	1,763
70282300	1,558
70284000	2,020
70284800	1,209
70284900	3,768
70285700	1,079
70285900	3,036
70286100	8,422
70288200	2,164
70288800	5,582
70289400	14,503
70292600	1,982
70299000	1,466
70299800	4,226
70300200	1,067
70300500	11,193
70317100	1,319
70317500	1,444
70318100	12,529

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
70334000	2,972
70336300	1,570
70340800	685
70341900	279
70460100	2,260
70461400	942
70501300	432
70501400	5,469
70501700	2,402
70509700	1,875
70512800	915
70525000	1,031
70602700	972
70681000	2,233
70682300	3,889
70682600	10,200
70682601	9,008
70683300	2,372
70683500	1,334
70686400	9,827
70687401	8,167
70687600	2,202
70687900	11,219
70691500	2,863
70693500	17,033
70693600	33,477
70694000	3,901
70695200	1,536
70696600	1,567
70697000	7,219
70697200	3,304
70699300	4,260
70700000	1,876
70700100	2,480
70701200	5,079
70702400	1,952
70702600	2,593
70703300	3,940
70703400	9,477
70703900	532
70704600	9,020

Nominee List

Billabong International Ltd.

26 July 2010

<u>**Nominee Name**</u>	
70705600	1,284
70708000	2,125
70708200	3,121
70708400	3,303
70708600	2,816
70712100	1,419
70712700	5,689
70713000	5,235
70713200	1,083
70713300	1,097
70713800	12,811
70719100	1,834
70719700	1,208
70720000	1,523
70721500	1,685
70721800	1,649
70722200	1,640
70722500	2,252
70723300	2,411
70723600	762
70723700	659
70725700	1,068
70726000	1,662
70726700	2,108
70726900	1,043
70731300	1,039
70733000	2,079
Total Shares:	8,630,759

Chase Manhattan Nominee Ltd.
Australia

44130700	3,013
44135500	1,575
44136100	1,547
44142300	1,819
44143100	1,794
44143300	2,557
44144500	1,665
44144900	3,193
44146300	3,950

Nominee List

Billabong International Ltd.
26 July 2010

<u>**Nominee Name**</u>

44146400	6,602
44150000	926
44150600	397
44150700	5,016
44152400	841
44156400	1,525
44185400	2,610
44186400	6,065
44186800	639
44210301	2,866
44224600	2,510
44229600	2,382
44237800	3,568
44237900	2,716
44652000	6,293
44653901	3,170
44660400	566
44662800	2,929
44663600	6,140
44668600	3,581
44669700	2,905
44940300	183,610
Total Shares:	268,970

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44135000	605
44169000	408
44217900	1,968
44219700	1,399
44655200	1,656
44655300	2,032
44655500	1,604
44656000	271
44656800	1,297
44670100	2,141
44675401	1,149
44678900	5,472

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

	Total Shares:	20,002
Citibank Australia 70348200		11,855
	Total Shares:	11,855
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000 43426300		32,515
	Total Shares:	32,515
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia 44318300		8,738
	Total Shares:	8,738
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom 70744900		5,080
70746400		1,350
70752100		16,865
	Total Shares:	23,295
Deutsche Bank Mannheim 44140000		1,371
	Total Shares:	1,371
Investors Bank & Trust Co. 44368900		3,353
	Total Shares:	3,353
J.P. Morgan		

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

44137800		2,182
44222900		3,997
70463500		2,154
70463600		1,731
	Total Shares:	10,064
JP Morgan Chase Bank		
44669500		1,892
45590400		5,893
70302100		1,909
70307500		838
70307700		746
70309000		1,233
70464200		6,328
70464300		3,797
70745900		908
	Total Shares:	23,544
Mellon Bank Global Custody Division 1 Mellon Bank Center, room 1310 Pittsburgh, PA 15252-0001		
70373300		3,364
	Total Shares:	3,364
Mellon Bank N.A. London Branch London United Kingdom		
44356900		17,273
70302200		1,003
70343600		5,534
70350300		3,050
70350400		22,554
70531500		1,273
	Total Shares:	50,687
National Australia Custodian Services 5th Floor Sout		

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

271 Collings Street
Melbourne, Victoria 3000

44240800		5,427
70269000		3,146
	Total Shares:	8,573

National Australian Bank LTD.
271 Collins St.

5th Floor South
Melbourne, Victoria 3000

43426800		8,812
44025900		170,705
44028100		44,605
44043700		15,951
44044000		10,566
44132000		17,403
44134300		7,807
44137200		4,467
44137300		3,963
44137400		3,609
44145300		8,164
44151500		2,735
44158800		2,851
44159600		2,188
44227800		8,212
44229100		16,211
44240600		17,535
44279100		28,145
44302200		35,562
44373900		12,599
44375500		50,805
44671900		41,449
44678700		7,749
70273900		2,303
70317901		9,157
70687601		3,496
70742300		3,661
	Total Shares:	540,710

National Nominees

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

82 Pitt Street
Sydney, NSW 2000
Australia

44152600		11,911
44228800		1,128
	Total Shares:	13,039

Northern Trust
c/o NorTrust Nominees Limited

155 Bishopsgate
London EC2M 3XS

43426900		20,862
44377400		15,749
70262900		79,812
70263000		102,034
70275400		11,771
70290500		765
70304400		9,500
70339400		2,231
70339800		4,831
70353800		2,664
70354000		5,222
70354100		2,677
70354200		9,326
70354300		3,628
70354600		5,155
70354700		3,514
70354800		8,864
70354900		1,960
70366100		1,450
70368500		729
70372000		617
70699500		8,634
	Total Shares:	301,995

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700		39,506

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

	Total Shares:	39,506
State Street Bank & Trust Co.		
44100000		1,033
44100100		848
44100200		893
44116100		9,949
44117600		2,880
44123100		1,047
44126400		1,389
44126700		854
44129400		951
44153200		14,826
44168701		3,512
44177000		3,082
44179400		661
44184000		4,322
44189900		4,541
44195000		1,943
44197000		1,789
44216401		1,519
44218900		767
44219800		4,720
44232300		1,925
44657800		2,423
44664500		1,694
44670900		3,462
44677500		2,306
70258600		1,849
70263700		1,426
70264100		1,164
70269500		826
70269600		1,815
70269700		2,079
70271700		6,085
70272800		2,413
70289900		905
70291700		6,431
70296000		1,204
70301400		1,529
70303100		941

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
70304800	2,061
70305800	2,240
70306100	2,809
70310100	9,514
70311100	3,255
70314600	887
70314700	11,469
70315100	938
70315200	673
70315600	1,620
70316100	2,569
70316200	1,523
70316500	1,532
70317800	1,434
70320700	2,472
70321000	1,059
70321300	1,810
70321900	2,228
70322000	1,299
70322200	1,182
70322900	908
70323200	1,778
70323300	1,822
70323800	5,696
70324100	1,673
70324200	1,039
70324300	1,069
70324400	1,069
70324500	1,069
70325600	2,879
70326400	7,377
70326800	1,504
70331700	1,203
70331900	1,354
70332900	3,510
70333000	41,965
70333600	780
70335100	692
70337400	1,798
70344900	2,324
70347000	7,471

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
70347100	1,469
70350000	1,936
70350600	10,158
70350700	3,080
70351800	1,484
70352400	4,417
70352500	695
70355400	4,086
70355500	430
70356000	4,207
70356300	918
70359700	4,554
70359800	951
70360200	1,667
70360400	1,880
70361000	1,182
70362000	494
70362100	485
70363800	3,006
70365900	2,281
70368900	828
70372700	1,220
70372800	1,220
70501500	2,554
70501600	2,278
70504700	4,494
70505400	616
70506000	626
70513600	825
70517000	789
70518500	674
70519500	909
70519700	2,286
70519800	7,068
70520000	1,289
70520101	1,670
70521500	1,442
70521800	1,225
70527800	681
70529000	934
70531900	798

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
70600800	1,790
70604400	1,311
70605500	6,522
70606800	2,856
70608100	1,122
70608900	906
70611600	1,264
70613900	664
70614900	743
70616900	668
70617400	1,107
70620800	2,419
70620900	914
70698800	1,491
70699900	803
70700600	1,274
70704000	930
70704300	1,351
70704400	1,138
70710200	1,918
70714300	1,072
70715900	3,709
70716000	1,614
70716200	3,266
70717200	13,727
70717700	1,998
70719400	856
70722300	1,108
70722600	1,572
70723000	2,221
70723100	1,222
70723900	2,516
70724700	3,249
70725200	886
70725300	979
70725400	845
70725500	845
70727400	2,874
70728600	1,060
70729000	720
70729500	1,533

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

70730200		904
70730400		2,500
70731100		1,128
70732100		1,167
70733100		2,065
70734500		25,041
70737100		1,632
70739800		2,303
70741000		4,205
70742200		1,272
70743600		3,045
70744500		1,261
70746000		796
70748300		2,217
70749700		723
70749900		4,319
70750000		1,629
70750100		4,445
70750200		1,123
70750300		2,096
	Total Shares:	470,296
Wells Fargo		
70480300		3,341
	Total Shares:	3,341
Westpac Banking Corp		
43427100		160,217
44023900		24,386
44099600		1,257
44100400		2,013
44159700		7,168
44195600		1,224
44210500		3,810
44224400		29,377
44226100		5,072
44235000		1,590
44678600		2,255
70273500		7,514
70273800		3,592

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name

70293400	1,404
70293500	869
70293600	2,065
70294700	1,769
70303700	1,045
70313000	4,074
70511400	5,250
70722000	2,513
70724900	3,071
Total Shares:	271,535

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000

Australia

11000035	4,930,478
11000075	237,404
44038900	90,433
44130300	9,947
44147000	6,904
44147200	1,323
44149900	6,248
44155600	11,245
44159401	34,037
44186600	5,266
44232200	6,234
44273000	26,418
44308600	46,500
44357800	192,042
44378900	53,853
44677200	9,956
44678200	1,673
44678300	5,351
45426000	33,017
70332200	1,680
70333100	5,526
70520201	5,071
70521900	2,383
70522000	598
70522100	555

Nominee List

Billabong International Ltd.
26 July 2010

Nominee Name	
70735300	12,066
70736000	710
Total Shares:	5,736,918